Exhibit 99.1

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

The following is unaudited consolidated financial information for our subsidiary, GGP —TRC, L.L.C, (“TRCLLC”),  formerly known as The Rouse Company L.L.C., as of March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012.

TRCLLC (also, “we” or “us”) is a Delaware limited liability company, formed on November 9, 2010 through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP”) into a limited liability company. TRCLLC is a subsidiary of General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, which was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest.  For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint venture (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company.  All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior period amounts included on the Consolidated Statements of Operations and Comprehensive Income (Loss) associated with properties we have disposed of or distributed have been reclassified to discontinued operations for all periods presented.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLLC’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2012 have not changed during the three months ended March 31, 2013.

MANAGEMENT’S DISCUSSION OF TRCLLC OPERATIONS AND LIQUIDITY

The following table summarizes minimum rents for the three months ended March 31, 2013 and 2012:

	Three Months Ended March, 31
	2013	2012	$ Change	% Change
	(In thousands)
Components of Minimum rents:
Base minimum rents	$47,283	$45,810	$1,473	3.2%
Lease termination income	1,896	75	1,821	2,428.0
Straight-line rent	1,766	2,231	(465)	(20.8)
Above- and below-market tenant leases, net	(2,087)	(2,772)	685	(24.7)
Total Minimum rents	$48,858	$45,344	$3,514	7.7%

Base minimum rents increased by $1.5 million primarily due to increased permanent occupancy and positive lease spreads.

Lease termination income increased by $1.8 million primarily due to $1.8 in termination fees recorded at two operating properties.

Property management and other costs decreased by $10.5 million primarily as a result of the discontinuance of corporate cost allocations from GGP.

Depreciation and amortization increased $2.6 million primarily due to write off of land of $2.1 million at one of our operating properties.

Interest expense decreased by $23.4 million primarily due to the redemption of corporate unsecured bonds during 2012 resulting in interest savings of $17.1 million.

Loss on extinguishment of debt of $3.6 million relates to fees associated with the early redemption of corporate unsecured bonds during the three months ended March 31, 2013.

Equity in income of Unconsolidated Real Estate Affiliates — gain on investment represents the gain recognized as a result of the additional offering at our Brazilian join venture, Aliansce. The offering diluted GGP’s ownership percentage from 27.77% to 27.59% during January 2013 and resulted in a gain of $2.9 million.

Discontinued operations for the three months ended March 31, 2013, includes the net income on one operating property that was distributed to GGP during the current quarter.

Cash position and liquidity at March 31, 2013

TRCLLC’s cash and cash equivalents increased $1.6 million to $2.1million as of March 31, 2013. The cash position of TRCLLC is largely determined at any point in time by the relative short-term demands for cash by TRCLLC and GGP.

TRCLLC has publicly-traded unsecured bonds of $608.7 million outstanding as of March 31, 2013 and $700.5 million outstanding as of December 31, 2012. The bonds have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We are not aware of any instances of non-compliance with such covenants as of March 31, 2013.

On April 2, 2013, TRCLLC called for redemption the remaining bonds, $608.7 million of 6.75% unsecured corporate bonds due November 9, 2015.  The bonds were redeemed on May 1, 2013, and the full amount of the 6.75% unsecured corporate bonds were redeemed in cash and required the payment of an early redemption fee of approximately $20.5 million, plus accrued and unpaid interest up to, but excluding, the redemption date.  The early redemption fee will be recognized in earnings during the three months ended June 30, 2013.

TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2013	2012
	(In thousands)
Assets:
Investment in real estate:
Land	$422,233	$463,455
Buildings and equipment	2,056,990	2,269,051
Less accumulated depreciation	(185,938)	(188,672)
Construction in progress	7,506	14,182
Net property and equipment	2,300,791	2,558,016
Investment in and loans to/from Unconsolidated Real Estate Affiliates	894,782	904,922
Net investment in real estate	3,195,573	3,462,938
Cash and cash equivalents	2,072	434
Accounts and notes receivable, net	29,540	31,138
Deferred expenses, net	17,828	17,064
Prepaid expenses and other assets	148,821	162,764
Total assets	$3,393,834	$3,674,338

Liabilities:
Mortgages, notes and loans payable	$2,153,426	$2,061,943
Investment in and loans to/from Unconsolidated Real Estate Affiliates	15,439	—
Accounts payable and accrued expenses	155,173	164,131
Total liabilities	2,324,038	2,226,074

Capital:
Members’ capital	3,168,157	3,310,504
Receivable from General Growth Properties, Inc.	(2,018,999)	(1,776,138)
Accumulated other comprehensive loss	(79,362)	(86,102)
Members’ capital attributable to General Growth Properties, Inc.	1,069,796	1,448,264
Noncontrolling interests in Consolidated Real Estate Affiliates	—	—
Total capital	1,069,796	1,448,264
Total liabilities and capital	$3,393,834	$3,674,338

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
	(In thousands)
Revenues:
Minimum rents	$48,858	$45,344
Tenant recoveries	23,259	22,659
Overage rents	1,257	1,349
Other	2,731	2,607
Total revenues	76,105	71,959
Expenses:
Real estate taxes	8,360	7,992
Property maintenance costs	3,069	2,689
Marketing	18	623
Other property operating costs	10,546	10,781
Provision for doubtful accounts	(171)	226
Property management and other costs	(421)	10,071
Depreciation and amortization	26,872	24,242
Total expenses	48,273	56,624
Operating income	27,832	15,335

Interest income	136	179
Interest expense	(18,237)	(41,618)
Loss on extinguishment of debt	(3,568)	—
Loss before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	6,163	(26,104)
Benefit from (provision for) income taxes	—	(25)
Equity in income of Unconsolidated Real Estate Affiliates	6,622	6,752
Equity in income of Unconsolidated Real Estate Affiliates - gain on investment	2,926	—
Loss from continuing operations	15,711	(19,377)
Discontinued operations	663	10,303
Net income (loss)	16,374	(9,074)
Allocation to noncontrolling interests	—	382
Net income (loss) attributable to General Growth Properties, Inc.	$16,374	$(8,692)

Comprehensive income:
Net income (loss)	$16,374	$(9,074)
Other comprehensive income:
Foreign currency translation	6,740	13,560
Other comprehensive income	23,114	4,486
Comprehensive income allocated to noncontrolling interests	—	382
Comprehensive income, net attributable to General Growth Properties, Inc.	$23,114	$4,868

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

	Members’ Capital	Accumulated other comprehensive loss	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital
	(In thousands)

Balance at January 1, 2012	6,118,338	(48,471)	(2,778,909)	20,008	3,310,966

Net loss	(8,692)	—	—	(382)	(9,074)
Other comprehensive loss	—	13,560	—	—	13,560
Advances to General Growth Properties, Inc.	—	—	8,372	—	8,372
Distributions to General Growth Properties, Inc.	(226,512)	—	—	—	(226,512)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(7)	(7)
Balance at March 31, 2012	5,883,134	$(34,911)	$(2,770,537)	$19,619	$3,097,305

Balance at January 1, 2013	3,310,504	(86,102)	(1,776,138)	—	1,448,264

Net income	16,374	—	—	—	16,374
Other comprehensive loss	—	6,740	—	—	6,740
Advances from General Growth Properties, Inc.	—	—	(245,847)	—	(245,847)
Distributions to General Growth Properties, Inc.	(158,721)	—	2,986	—	(155,735)
Balance at March 31, 2013	$3,168,157	$(79,362)	$(2,018,999)	$—	$1,069,796

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
	(In thousands)
Cash Flows from Operating Activities:
Net income (loss)	$16,374	$(9,074)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(6,622)	(6,752)
Equity in income of Unconsolidated Real Estate Affiliates - gain on investment	(2,926)
Distributions received from Unconsolidated Real Estate Affiliates	2,584	2,622
Provision for doubtful accounts	(176)	672
Depreciation	27,651	50,703
Amortization	1,234	3,055
Amortization/write-off of deferred finance costs	—	11
Accretion/write-off of debt market rate adjustments	(9,665)	(6,734)
Amortization of intangibles other than in-place leases	2,631	5,531
Straight-line rent amortization	(1,810)	(4,766)
Loss on extinguishment of debt	3,568	—
Net Changes:
Accounts and notes receivable	1,138	3,270
Prepaid expenses and other assets	(5,594)	3,938
Accounts payable and accrued expenses	6,773	2,827
Other, net	—	(3,257)
Net cash provided by operating activities	35,160	42,046

Cash Flows from Investing Activities:
Acquisition/development of real estate and property additions/improvements	(7,807)	(11,017)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	41,720	12,981
Contributions to Unconsolidated Real Estate Affiliates	(2,376)	(19,330)
Decrease in restricted cash	170	534
Other, net	21	29
Net cash provided by (used in) investing activities	31,728	(16,803)

Cash Flows from Financing Activities:
Proceeds from refinance/issuance of mortgages, notes and loans payable	557,500	—
Principal payments on mortgages, notes and loans payable	(376,903)	(13,326)
Prepayment of financing fees	—	(4,325)
(Advances to) borrowings from General Growth Properties, Inc.	(245,847)	8,372
Distribution to noncontrolling interests	—	(7)
Net cash used in financing activities	(65,250)	(9,286)

Net change in cash and cash equivalents	1,638	15,957
Cash and cash equivalents at beginning of period	434	442,559
Cash and cash equivalents at end of period	$2,072	$458,516

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
	(In thousands)
Supplemental Disclosure of Cash Flow Information:
Interest paid	$37,772	$47,412
Interest capitalized	103	62
Accrued capital expenditures included in accounts payable and accrued expenses	5,425	$7,029
Non-Cash Distribution to GGPLP:
Assets	$246,864	$398,633
Liabilities	(91,129)	(172,121)